UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34977

YOUKU INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This report on Form 6-K shall be incorporated by reference into the joint proxy statement/prospectus on Form F-4, initially filed by the registrant with the Commission on April 25, 2012 (SEC file number 333-180913).

YOUKU INC.

By	:	/s/ Michael Ge Xu
Name	:	Michael Ge Xu
Title	:	Chief Financial Officer

Date: August 7, 2012

EXHIBIT INDEX

Exhibit 99.1 — Press release regarding second quarter unaudited financial results of Youku Inc. dated August 6, 2012

Exhibit 99.2 — Press release regarding second quarter unaudited financial results of Tudou Holdings Limited dated August 5, 2012